                           MIDWEST BOTTLE GAS CO.
                              AND SUBSIDIARIES
                        (A WHOLLY OWNED SUBSIDIARY OF
                         CONSOLIDATED MIDWEST, INC.)
                            LA CROSSE, WISCONSIN



                      CONSOLIDATED FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1998

                    MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
           (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                       CONSOLIDATED FINANCIAL STATEMENTS
                          Year Ended January 31, 1998



                               TABLE OF CONTENTS



                                                                                                            Page
                                                                                                            ----
Independent Auditor's Report                                                                                   1

Consolidated Financial Statements:

    Consolidated Balance Sheet                                                                                 2

    Consolidated Statement of Income                                                                           3

    Consolidated Statement of Stockholder's Equity                                                             4

    Consolidated Statement of Cash Flows                                                                   5 - 6

    Notes to Consolidated Financial Statements                                                            7 - 18


                  [WIPFLI ULLRICH BERTELSON LLP LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT





Board of Directors
Midwest Bottle Gas Co.
La Crosse, Wisconsin


We have audited the accompanying consolidated balance sheet of MIDWEST BOTTLE GAS CO. (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.) AND SUBSIDIARIES as of January 31, 1998 and the related consolidated statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES at January 31, 1998 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



                        Wipfli Ullrich Bertelson LLP
                        ------------------------------------------
                        Wipfli Ullrich Bertelson LLP


April 9, 1998
Eau Claire, Wisconsin

                   MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                         CONSOLIDATED BALANCE SHEET
                              January 31, 1998


                                     ASSETS
                                     ------

Current assets:
    Cash and cash equivalents                                              $ 1,502,223
    Receivables - less allowance for doubtful accounts
      of $298,000                                                            6,565,919
    Refundable income taxes                                                     88,166
    Inventories                                                              7,050,243
    Prepaid expenses                                                           349,382
    Deferred income taxes                                                      294,000
                                                                           -----------

         Total current assets                                               15,849,933

Investments                                                                     88,370

Property, plant and equipment                                               27,166,058

Other assets and deferred charges                                            1,975,814




                                                                           -----------
TOTAL ASSETS                                                               $45,080,175
                                                                           ===========




          See accompanying notes to consolidated financial statements.

                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Current liabilities:
    Notes payable - unsecured                                                                            $    229,542
    Current maturities of long-term debt                                                                    2,283,821
    Accounts payable                                                                                        5,435,559
    Accrued expenses and other current liabilities                                                          1,338,364
    Income taxes currently payable                                                                                  -
                                                                                                         ------------
             Total current liabilities                                                                      9,287,286

Long-term debt                                                                                             19,240,372

Deferred credits                                                                                            3,829,550

Stockholder's equity:
    Common stock                                                                                              179,700
    Additional paid-in capital                                                                                  2,500
    Retained earnings                                                                                      17,473,989
                                                                                                         ------------
                                                                                                           17,656,189

    Less:
         Reduction in stockholder's equity for advances
           to parent company                                                                                4,929,322

         Treasury stock - at cost                                                                               3,900
                                                                                                         ------------

             Total stockholder's equity                                                                    12,722,967
                                                                                                         ------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                               $ 45,080,175
                                                                                                         ============

                    MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
           (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                        CONSOLIDATED STATEMENT OF INCOME
                          Year Ended January 31, 1998



Revenue:
    Sales                                                               $62,040,782
    Other income                                                          1,728,638
                                                                        -----------

             Total revenue                                               63,769,420

Costs and expenses:
    Cost of sales                                                        47,708,046
    Operating expenses:
         Salaries and wages
                                                                          4,947,565
         Depreciation
                                                                          2,503,979
         Interest                                                         1,595,152
         Other operating expenses
                                                                          5,828,959
                                                                        -----------

             Total costs and expenses                                    62,583,701
                                                                        -----------
Income before provision for income taxes                                  1,185,719
Provision for income taxes                                                  435,000
                                                                        -----------
Net income                                                              $   750,719
                                                                        ===========
Earnings per share                                                      $      4.20
                                                                        ===========



         See accompanying notes to consolidated financial statements.

                    MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
           (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                          Year Ended January 31, 1998


                                       Common Stock
                                       ------------                                   Reduction in     Treasury
                                 Voting       Nonvoting                               Stockholder's   Stock, Common
                               $1 Par Value  $1 Par Value    Additional                Equity for       At Cost           Total
                              200,000 Auth.  200,000 Auth.    Paid-In    Retained     Advances to     225 Voting,     Stockholder's
                              78,450 Issued  101,250 Issued   Capital    Earnings    Parent Company  750 Nonvoting       Equity
                              -------------  --------------   -------    --------    --------------  -------------       ------
Balance - January 31, 1997      $78,450         $101,250       $2,500   $16,723,270   $(4,738,939)      $(3,900)      $12,162,631

    Net income                        -                -            -       750,719             -             -           750,719
    Advances to parent company        -                -            -             -      (190,383)            -          (190,383)
                                -------         --------       ------   -----------   -----------       -------       -----------
Balance - January 31, 1998      $78,450         $101,250       $2,500   $17,473,989   $(4,929,322)      $(3,900)      $12,722,967
                                =======         ========       ======   ===========   ===========       =======       ===========




         See accompanying notes to consolidated financial statements.

                    MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
           (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          Year Ended January 31, 1998



Increase (decrease) in cash and cash equivalents:
    Cash flows from operating activities:
         Net income
                                                                                                          $   750,719
                                                                                                          -----------
         Adjustments to reconcile net income to net cash
           provided by operating activities:
             Depreciation and amortization                                                                  2,739,782
             Deferred income taxes                                                                            384,000
             Gain on sale of property and equipment                                                           (86,183)
             Increase in cash value of life insurance in excess of
               premiums paid                                                                                  (11,194)
             Other                                                                                             (7,457)
             Changes in operating assets and liabilities:
                 Receivables                                                                                4,436,027
                 Refundable income taxes                                                                      (88,166)
                 Inventories                                                                               (2,750,786)
                 Prepaid expenses                                                                             171,817
                 Accounts payable                                                                          (2,535,355)
                 Accrued expenses and other current liabilities                                                (8,409)
                 Income taxes currently payable                                                              (291,950)
                                                                                                          -----------
                    Total adjustments                                                                       1,952,126
                                                                                                          -----------
    Net cash provided by operating activities                                                               2,702,845
                                                                                                          -----------
    Cash flows from investing activities:
         Proceeds from sale of property and equipment                                                         122,704
         Property and equipment additions                                                                  (1,487,012)
         Utility plant expansion
                                                                                                             (424,736)
         Net advances from officers                                                                             7,725
         Premiums paid on officers' life insurance
                                                                                                             (149,340)
                                                                                                          -----------
    Net cash used in investing activities                                                                  (1,930,659)
                                                                                                          -----------

                    MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
           (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          Year Ended January 31, 1998
                                  (Continued)



Increase (decrease) in cash and cash equivalents (Continued):
    Cash flows from financing activities:
         Net repayments under line of credit agreements                                                   $  (871,000)
         Proceeds from sale of subordinated capital debentures                                              1,912,100
         Proceeds from issuance of other debt
                                                                                                               45,241
         Payments of subordinated capital debentures
                                                                                                           (1,174,900)
         Payments of other debt                                                                            (1,176,785)
         Advances to parent company                                                                          (190,383)
         Deferred debt expenses paid                                                                          (20,727)
                                                                                                          -----------

    Net cash used in financing activities                                                                  (1,476,454)
                                                                                                          -----------

Net decrease in cash and cash equivalents                                                                    (704,268)
Cash and cash equivalents at beginning                                                                      2,206,491
                                                                                                          -----------

Cash and cash equivalents at end                                                                          $ 1,502,223
                                                                                                          ===========
Supplemental cash flow information:
    Cash paid during the year for:
         Interest                                                                                         $ 1,611,833
         Income taxes
                                                                                                              432,854


         See accompanying notes to consolidated financial statements.

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Midwest Bottle Gas Co. and all of its wholly owned subsidiaries as follows:

                      Dawson Oil Company, Ltd.
                      Hiawatha Valley Gas Co.
                      Midwest Bottle Gas Company of Minnesota
                      Midwest Natural Gas, Inc.
                      Olson's LP Gas, Inc.
                      Midwest LPG Insurance Specialists, Inc.
                      Tomah LP Gas Service, Inc.
                      Tru-Gas of Florida, Inc.

All consolidated companies have a common year end. All significant intercompany accounts and transactions are eliminated in consolidation.

Investments in 20% to 50% owned entities are recorded at cost and adjusted for the Company's equity in undistributed earnings or losses subsequent to the date of acquisition (equity method). Long-term advances to/from these companies are also included as investments in associated companies.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Propane and other gas inventories are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or market.

Property, Plant, Equipment and Depreciation

Property, plant and equipment are valued at cost less accumulated depreciation. Such amounts do not purport to represent replacement or realizable values.

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant, Equipment and Depreciation (Continued)

Maintenance and repairs are charged to expense as incurred. Renewals and replacements which improve or extend the life of existing properties are capitalized. Upon sale or retirement of property, plant and equipment, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense is the result of changes in the deferred tax asset and liability.

No deferred income taxes have been recognized on the undistributed net income of the wholly owned, consolidated subsidiaries because it is expected that any distributions would be made in a manner which would be substantially tax free. The cumulative amount of undistributed earnings of the consolidated subsidiaries on which no deferred income taxes have been recognized is $9,681,000 at January 31, 1998.

The Company and its subsidiaries file a consolidated federal income tax return with its parent company, Consolidated Midwest, Inc., and the provision for income taxes is based on the income of the consolidated group (except for Consolidated Midwest, Inc.) as a single tax paying entity.

Earnings Per Share

Earnings per common share are determined by dividing net income by the weighted average number of common shares outstanding during the year.

NOTE 2 - INVENTORIES

At January 31, 1998, $5,054,105 of propane and other gas inventories were valued using the LIFO method. If all inventories valued at LIFO cost had been valued at FIFO cost, net income would have decreased $449,000 or $2.51 per share. In addition, if the FIFO method of inventory accounting had been used by the Company for inventories valued at LIFO, inventories would have been $257,000 higher than reported.

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - INVENTORIES (CONTINUED)

Inventories consist of the following:

          Propane                                                                                            $ 5,057,071
          Appliances, parts and furnaces                                                                       1,704,502
          Fertilizer and other                                                                                   288,670
                                                                                                             -----------

                                                                                                             $ 7,050,243
                                                                                                             ===========



NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:



                                                                                       Estimated
                                                                                     Useful Lives
                                                                                     ------------

               Land                                                                                              $ 1,513,609
               Buildings and bulk plants                                               5-40 yrs.                   4,908,790
               Manufactured home park facilities                                       3-33 yrs.                     590,785
               Customer service facilities                                             3-20 yrs.                  17,580,694
               Vehicles                                                                3-10 yrs.                   6,577,088
               Natural gas utility plant                                               28-40 yrs.                 14,294,671
               Other equipment                                                         3-35 yrs.                   3,651,668
                                                                                                                 -----------

               Total costs                                                                                        49,117,305
               Less accumulated depreciation                                                                      21,951,247
                                                                                                                 -----------

                                                                                                                 $27,166,058
                                                                                                                 ===========


NOTE 4 - OTHER ASSETS AND DEFERRED CHARGES

Other assets and deferred charges consist of the following:

               Advances to officers                                                                              $    75,865

               Cash value of life insurance, less policy loans of $629,765                                           701,283

               Unamortized deferred debt expenses amortizable over the life of related debt
               issue (5 to 20 years) on the straight-line basis                                                       71,307

               Unamortized noncompete agreements amortizable over the life of the
               agreements (3 to 10 years)                                                                          1,087,982

               Other deferred charges                                                                                 39,377
                                                                                                                 -----------

                                                                                                                 $ 1,975,814
                                                                                                                 ===========

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Long-term unsubordinated indebtedness consists of the following:


                             Midwest Bottle Gas Co.

               Revolving term bank loan agreement                                                             $ 3,971,000

               Term notes payable in monthly installments with interest rates of
               9.45% and 8.03% collateralized by accounts receivable, inventory and equipment of the Company and guaranteed by the stockholders of Consolidated Midwest, Inc.
                                                                                                                2,916,667

               Mortgages payable in monthly or annual installments, interest rate of 9% (book value of collateral of $3,179,191)
                                                                                                                1,453,790

               Other unsecured notes payable, interest rates ranging from 8.75% to
               9.00%                                                                                            1,011,692
                                                                                                              -----------

                                                                                                                9,353,149

               Less current maturities                                                                            722,596
                                                                                                              -----------

               Long-term maturities - Midwest Bottle Gas Co.                                                    8,630,553


                                      Consolidated Subsidiaries


               Mortgages payable, interest rates ranging from 8.25% to 8.75% (book
               value of collateral of $1,651,691)                                                               1,071,792

               Mortgage revenue bond payable in quarterly installments with interest rate of 10% (book value of collateral of $10,354,972)
                                                                                                                3,838,852
                                                                                                              -----------

                                                                                                                4,910,644
               Less current maturities                                                                            375,425
                                                                                                              -----------

               Long-term maturities - Consolidated Subsidiaries                                                 4,535,219
                                                                                                              -----------

               Total long-term unsubordinated indebtedness                                                     13,165,772
               Long-term subordinated capital debentures                                                        6,074,600
                                                                                                              -----------

               Total long-term debt                                                                           $19,240,372
                                                                                                              ===========

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES

            (A Wholly Owned Subsidiary of Consolidated Midwest, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

Subordinated capital debentures of Midwest Bottle Gas Co. consist of the following:



                                              Series Title, Interest Rates and Maximum Issuable Per Indenture
                             -----------------------------------------------------------------------------------------------
                                A-18          A-17           A-16          A-15          A-14          A-13          A-12
                               7.75%-        7.50%-         7.50%-        7.50%-                      7.75%-        8.50%-
                                8.13%         8.13%          8.00%         8.50%         7.50%         8.50%         9.75%
                             $2,500,000    $2,500,000     $2,500,000    $1,500,000    $1,500,000    $1,500,000    $1,500,000
                             ----------    ----------     ----------    ----------    ----------    ----------    ----------
    Outstanding and
 Maturing Year Ending
      January 31,
         1999                $        -    $         -    $         -   $        -     $706,600     $ 474,400       $ 3,800
         2000                         -             -              -     1,102,800      292,800             -             -
         2001                         -             -        645,200       380,800            -             -             -
         2002                         -       825,600        418,400             -            -             -             -
         2003                 1,174,100       399,300        188,200             -            -             -             -
         Later Years            262,200       268,800        107,200             -            -             -             -
                             ----------    ----------     ----------    ----------     --------     ---------       -------
Total outstanding            $1,436,300    $1,493,700     $1,359,000    $1,483,600     $999,400     $ 474,400       $ 3,800
                             ==========    ==========     ==========    ==========     ========     =========       =======

Long-term subordinated capital debentures



                                              Series Title, Interest Rates and Maximum Issuable Per Indenture
                             -----------------------------------------------------------------------------------------------
                                                        A-11           A-5
                                                       9.75%-        13.25%
                                                       10.05%        14.25%
                                                     $1,000,000    $1,000,000       Total
                                                     ----------    ----------       -----
    Outstanding and
 Maturing Year Ending
      January 31,
      -----------
         1999                                         $1,000      $      -       $1,185.800
         2000                                              -             -        1,395,600
         2001                                              -         5,600        1,031,600
         2002                                              -         3,600        1,247,600
         2003                                              -             -        1,761,600
         Later Years                                       -             -          638,200
                                                      ------      --------       ----------
Total outstanding                                     $1,000      $  9,200        7,260,400
                                                      ======      ========
Less current maturities                                                           1,185,800
                                                                                 ----------

Long-term subordinated capital debentures                                        $6,074,600
                                                                                 ==========

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

As of January 31, 1998, aggregate principal payment requirements on long-term debt for the next five fiscal years are as follows:


                                              Unsubordinated Debt
                                              -------------------                Subordinated
     Year Ending                      Midwest Bottle        Consolidated            Capital             Consolidated
     January 31,                         Gas Co.            Subsidiaries          Debentures               Total
     -----------                         -------            ------------          ----------               -----
1999                                   $   722,596          $   375,425            $1,185,800            $ 2,283,821
2000                                     5,722,931              409,557             1,395,600              7,528,088
2001                                     1,406,333              447,002             1,031,600              2,884,935
2002                                       351,793              488,558             1,247,600              2,087,951
2003                                       264,772            1,062,589             1,761,600              3,088,961
Subsequent Years                           884,724            2,127,513               638,200              3,650,437
                                       -----------          -----------            ----------            -----------

                                       $ 9,353,149          $ 4,910,644            $7,260,400            $21,524,193
                                       ===========          ===========            ==========            ===========


Revolving Term Bank Loan Agreement

Under the provisions of a revolving term bank loan agreement dated January 26, 1998, the Company may borrow up to a maximum of $5,000,000 at a rate of interest equal to the prime rate (8.50%). Pursuant to the agreement, the commitment terminates May 31, 1999, and any loan balance outstanding shall be paid on that date. The commitment is collateralized by all accounts receivable, inventories and equipment of the Company and guaranteed by the principal stockholders of Consolidated Midwest, Inc. (see Note 9). At January 31, 1998, the Company had $3,971,000 outstanding under this agreement, which has subsequently been repaid.

Maximum month-end borrowings for this bank loan agreement (and a similar agreement in effect prior to January 26, 1998) was $3,971,000. The average aggregate amount of this debt outstanding based on month-end borrowing levels was $808,000. The weighted average interest rate using month-end borrowing levels and rates was 8.4% for the year.

Under the terms of the bank loan agreement (and related agreements underlying the term notes payable with the same financial institution), the Company is required to maintain a debt service coverage ratio and a debt-to-net-worth ratio at levels as required by the agreement.

Indenture Restrictions

The indentures covering the issuance of the subordinated capital debentures contain restrictions with respect to payment of cash dividends and reacquisition of outstanding capital stock. The payment of principal and interest on all of the subordinated capital debentures is expressly subordinated to the payment of all other indebtedness of the Company.

The indenture covering the mortgage revenue bonds of Midwest Natural Gas, Inc. (a consolidated subsidiary) contains restrictions with respect to the subsidiary as to the payment of dividends, stock redemptions, total indebtedness and long-term leases. In addition, the subsidiary must maintain the ratio of income available for fixed charges and its net worth at varying levels as outlined in the indenture agreement.

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES

The provision for income taxes is summarized as follows:


               Income taxes currently paid or payable:
                   Federal income taxes                                                                           $ 28,900
                   State income taxes                                                                               23,800
                                                                                                                  --------

               Total current income taxes                                                                           52,700

               Deferred income taxes                                                                               384,000
               Amortization of deferred investment tax credits                                                      (1,700)
                                                                                                                  --------


               Provision for income taxes                                                                         $435,000
                                                                                                                  ========


Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of deferred income tax assets and liabilities are as follows:


               Deferred income tax assets:
                   Alternative minimum tax credits                                                           $    565,900
                   Net operating loss carryforwards                                                               154,100
                   Allowance for doubtful accounts                                                                115,300
                   Vacation and wage accruals                                                                      70,000
                   Other                                                                                          108,900
                                                                                                             ------------

                        Total deferred income tax assets                                                        1,014,200
                                                                                                             ------------

               Deferred income tax liabilities:
                   Tax over book depreciation                                                                 (4,474,500)
                   Cash value of officers' life insurance
                     in excess of premiums paid                                                                  (61,700)
                                                                                                             -----------

                        Total deferred income tax liabilities                                                 (4,536,200)
                                                                                                             -----------

               Net deferred income taxes                                                                     $(3,522,000)
                                                                                                             ===========


                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES (CONTINUED)

The total deferred tax assets (liabilities) are presented in the balance sheet as follows:


               Deferred tax asset                                                                              $    294,000
               Deferred tax liability                                                                            (3,816,000)
                                                                                                               ------------

               Net deferred tax liability                                                                      $ (3,522,000)
                                                                                                               ============



The federal statutory tax rate on corporations was 34% for the year. The Company's effective tax rate (provision for income taxes as a percentage of income before provision for income taxes) was 37%. A reconciliation of the statutory federal income tax rate to
Company's effective income tax rate is as follows:



               Federal statutory rate                                                                        34%
               State income taxes - less federal benefit                                                       4
               Other reconciling items                                                                        (1)
                                                                                                           -----

               Effective income tax rate                                                                      37%
                                                                                                           =====




NOTE 7 - DEFERRED CREDITS

Deferred credits are summarized as follows:


               Deferred income taxes                                                                      $3,816,000
               Deferred investment tax credits (natural gas utility)                                          13,550
                                                                                                          ----------

                                                                                                          $3,829,550
                                                                                                          ==========


                   MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - RETIREMENT PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all employees who have attained age 21. Contributions to the Plan are based on a percentage of each participant's eligible contribution for the Plan year. Employer contributions to the Plan totaled $24,000 for the year.


NOTE 9 - RELATED-PARTY TRANSACTIONS

Midwest Bottle Gas Co. (MBG) is a wholly owned subsidiary of Consolidated Midwest, Inc. (CMI). Through January 31, 1998, MBG has made advances to CMI aggregating $4,929,322, and it is anticipated that future CMI cash flow requirements will be financed through additional cash transfers from MBG. The long-term debt of CMI consists of the following:



               7.5% mortgage note payable to a bank in monthly installments of
               $7,953 including interest, balance of principal and interest due on February 1, 2003 and guaranteed by MBG. The MBG guarantee is collateralized by the La Crosse office and appliance showroom
               building.                                                                                      $  849,892

               8.25% term note payable to a bank in monthly installments of
               $9,820 including interest, balance of principal and interest due
               July 31, 1999 and guaranteed by MBG. The MBG guarantee is
               collateralized by all accounts receivable, inventories and equipment of the Company and guaranteed by
               the principal stockholders of Consolidated Midwest, Inc.                                          153,082
                                                                                                              ----------

                                                                                                              $1,002,974
                                                                                                              ==========



Aggregate annual long-term debt payments applicable to CMI for the years subsequent to January 31, 1998 are:


Year Ending
 January 31,                                                           Principal            Interest             Total
----------                                                             ---------            --------             -----
   1999                                                               $   141,136           $ 72,146          $  213,282
   2000                                                                    79,185             60,983             140,168
   2001                                                                    38,032             57,409              95,441
   2002                                                                    40,984             54,457              95,441
   2003                                                                    44,166             51,275              95,441
   Thereafter                                                             659,471                  -             659,471
                                                                      -----------           --------          ----------

                                                                      $1,002,974            $296,270          $1,299,244
                                                                      ===========           ========          ==========

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The Company operates various operating segments (see Note 13), principally propane and appliance sales to consumers (retail segment), propane sales to resellers (wholesale segment) and a natural gas utility (utility segment) throughout the upper Midwest, primarily Minnesota and Wisconsin, and in Florida and Georgia. Concentration of credit risk with respect to trade receivables is minimal for the retail and utility segments due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic regions. Trade receivables generated from the wholesale segment represents amounts due from other propane retailers and resellers primarily located throughout the upper Midwest and comprise approximately 48% of total Company trade receivables.

To reduce credit risk, the Company performs credit evaluations of its customers' financial conditions but does not generally require collateral.


NOTE 11 - SELF-FUNDED HEALTH INSURANCE

The Company's group health insurance coverage for full-time employees includes Company self-insurance participation. The Company's liability is limited through its arrangement with a commercial insurance carrier to indemnify it against losses in excess of prescribed specific and aggregate limits (stop-loss coverage). Claims over $20,000 per individual per year are covered by the stop-loss coverage to a maximum lifetime amount of $2 million. At January 31, 1998, accrued expenses include a reserve of $249,000 for unpaid claims outstanding.


NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods and assumptions for the Company's financial instruments are summarized as follows:

Cash and Cash Equivalents

The carrying values approximate the fair value of these assets.

Short-Term and Long-Term Debt

Fair value is estimated using discounted cash flow analysis based on the interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. The carrying value approximates the fair value of these liabilities.

                     MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - OPERATING SEGMENT INFORMATION

The Company operates primarily in five segments as detailed below:

              (1) Propane and appliance sales to consumers (individuals and commercial).

              (2) Propane sales to resellers.

              (3) Natural gas utility business; sales of natural gas to
                  individual and commercial consumers. This business is regulated by the Public Service Commission of Wisconsin.

              (4) Fertilizer business; primarily sales of fertilizer to
                  agricultural consumers.

              (5) Manufactured home park; home sales and lot rentals.

Operating profit is total revenue less operating expenses. In computing operating profit, the following items have not been added or deducted: interest expense, income taxes and equity in the earnings of associated companies.

Identifiable assets by operating segment are those assets which are used in the Company's operations in each segment. General corporate assets are principally cash, prepaid expenses, deferred income taxes, investments, other assets and deferred charges.

                   MIDWEST BOTTLE GAS CO. AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF CONSOLIDATED MIDWEST, INC.)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - OPERATING SEGMENT INFORMATION (CONTINUED)


                                                      Propane and                            Natural
                                                       Appliance          Propane             Gas
                                                       Sales to           Sales to           Utility         Fertilizer
                                                       Consumers          Resellers          Business         Business
                                                     ------------        ------------      ------------    ------------
Total revenue                                        $ 25,005,222        $ 29,229,940      $  8,402,249    $    470,021
                                                     ============        ============      ============    ============
Operating profit                                     $    613,702        $    525,233      $  1,213,853    $     39,350

Equity in earnings of associated companies                  5,737                   -                 -               -

Interest expense                                         (977,901)            (99,204)         (495,279)              -
                                                     ------------        ------------      ------------    ------------
Income before provision for income taxes             $   (358,462)       $    426,029      $    718,574    $     39,350
                                                     ============        ============      ============    ============
Identifiable assets                                  $ 20,430,369        $  7,554,881      $ 12,107,422    $    120,497
                                                     ============        ============      ============    ============

Investment in associated companies

Total assets

Capital additions                                    $  1,297,482        $      1,654      $    594,662    $     17,950
                                                     ============        ============      ============    ============
Depreciation and amortization expense                $  2,190,471        $      4,961      $    491,048    $     14,003
                                                     ============        ============      ============    ============

                                                                                             General
                                                     Manufactured           Other           Corporate
                                                      Home Park            Segments           Items        Consolidated
                                                     ------------        ------------      ------------    ------------
Total revenue                                        $    432,358        $    162,618      $     61,275    $ 63,763,683
                                                     ============        ============      ============    ============
Operating profit                                     $    256,184              65,537      $     61,275    $  2,775,134

Equity in earnings of associated companies                      -                   -                 -           5,737

Interest expense                                          (22,768)                  -                 -      (1,595,152)
                                                     ------------        ------------      ------------    ------------
Income before provision for income taxes             $    233,416        $     65,537      $     61,275    $  1,185,719
                                                     ============        ============      ============    ============
Identifiable assets                                  $    576,239        $     80,978      $  4,148,690    $ 45,019,076
                                                     ============        ============      ============
Investment in associated companies                                                                               61,099
                                                                                                           ------------
Total assets                                                                                               $ 45,080,175
                                                                                                           ============
Capital additions                                    $          -        $          -      $          -    $  1,911,748
                                                     ============        ============      ============    ============
Depreciation and amortization expense                $     19,451              19,848      $          -    $  2,739,782
                                                     ============        ============      ============    ============

                                        LA CROSSE     MONDOVI   RICHLAND CTR     C & H        CHETEK       PRAIRIE     TRUCK TRANS
                                        ---------    ---------  ------------   ----------   -----------   --------     ----------
   ASSETS   MIDWEST BOTTLE GAS CO
            1/31/98

CASH                                      1783454.26     2831.30     8335.25     4586.18      8261.03        5938.56      -121.87
TRADE NOTES AND ACCOUNTS REC               212149.16    32197.72    56242.56   112196.94     36084.63       18420.42         0.00
ALLOWANCE FOR BAD DEBTS                    -20000.00    -3000.00    -3500.00   -10000.00     -2500.00       -3000.00         0.00
INVENTORIES                               1228855.75    41457.21    43919.65    36292.50     16468.78       24409.38         0.00
PREPAID EXPENSES                            33100.00     3945.00     5548.00     4309.00      4983.00        2156.00      3902.00
ACCRUED INTEREST RECEIVABLE                     0.00        0.00        0.00        0.00         0.00           0.00         0.00
NOTES RECEIVABLE,OTHER                          0.00        0.00        0.00        0.00         0.00           0.00         0.00
LOANS TO STOCKHOLDERS                       75865.06        0.00        0.00        0.00         0.00           0.00         0.00
NOTES RECEIVABLE, INTERCOMPANY           19462997.49      876.00        0.00       30.14         0.00         404.00         0.00
OTHER INVESTMENTS                           25201.32      744.87        0.00        0.00         0.00           0.00       575.68
BUILDINGS & OTHER DEPRECIABLE             4813656.06   613809.12   588425.63  1056470.81    984846.43      361893.13    416626.18
ACCUMULATED DEPRECIATION                 -2943368.45  -404515.27  -443653.90  -660451.70   -400436.81     -213268.81   -197822.03
LAND                                       380086.46     5296.82     1221.00    13022.00     12000.00        9000.00         0.00
INTANGIBLE ASSETS                               0.00        0.00        0.00     1000.00      1000.00           0.00         0.00
CSV LIFE INSURANCE                         701282.77        0.00        0.00        0.00         0.00           0.00         0.00
INVESTMENT IN WHOLLY OWNED SUB           11370121.06        0.00        0.00        0.00         0.00           0.00         0.00
INVESTMENT IN ASSOCIATED CO                 61098.60        0.00        0.00        0.00         0.00           0.00         0.00
UNAMORTIZED DEFERRED DEBT EXPE              50128.78        0.00        0.00        0.00         0.00           0.00         0.00
LAND HELD FOR INVESTMENT                        0.00        0.00        0.00        0.00         0.00           0.00         0.00
GOODWILL                                     7000.00        0.00        0.00        0.00      5611.00        2046.00         0.00
MISCELLANEOUS DEFERRED DEBITS                   0.00        0.00        0.00        0.00         0.00           0.00         0.00
                                         -----------   ---------   ---------   ---------    ---------     ----------    ---------
  TOTAL ASSETS                           37241628.32   293642.77   256538.19   557455.87    666318.06      207998.68    223159.96
                                         ===========   =========   =========   =========    =========     ==========    =========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                           920118.97    14008.22    41772.45    10627.52     34445.72        2214.83      9028.82
ACCRUED PAYROLL                             65650.81     4512.54     6030.11     2417.17      4120.68        2301.95      2569.74
TAXES OTHER THAN INCOME                     45658.26     2436.29     3467.25     3998.45      2724.41        1725.53         0.00
INTEREST PAYABLE                           167665.29        0.00        0.00        0.00         0.00           0.00         0.00
INCOME TAXES PAYABLE                       -79166.59        0.00        0.00        0.00         0.00           0.00         0.00
CUSTOMER DEPOSITS                           33975.32     3780.00        0.00        0.00         0.00         100.00         0.00
DIVIDENDS PAYABLE                               0.00        0.00        0.00        0.00         0.00           0.00         0.00
OTHER CURRENT LIABILITIES                  251600.32        0.00        0.00        0.00         0.00           0.00         0.00
NOTES PAYABLE INTERCOMPANY                5465579.43    18850.92    25875.30   331049.89    322623.41      259153.70     24800.00
NOTES PAYABLE                            13240168.58        0.00        0.00        0.00         0.00           0.00         0.00
DEFERRED INCOME TAXES                      258900.00    76300.00    77200.00    51300.00    126400.00       52900.00     73000.00
OTHER DEFERRED CREDITS                          0.00        0.00        0.00        0.00         0.00           0.00         0.00
DEFERRED LOSS                                   0.00        0.00        0.00        0.00         0.00           0.00         0.00
PREFERRED STOCK                                 0.00        0.00        0.00        0.00         0.00           0.00         0.00
COMMON STOCK                               179700.00        0.00        0.00        0.00         0.00           0.00         0.00
PAID IN OR CAPITAL SURPLUS                   2500.00        0.00        0.00        0.00         0.00           0.00         0.00
RETAINED EARNINGS                        16693177.93   173754.80   102193.08   158062.84    176003.84     -110397.33    113761.40
TREASURY STOCK                              -3900.00        0.00        0.00        0.00         0.00           0.00         0.00
                                         -----------   ---------   ---------   ---------    ---------     ----------    ---------
   TOTAL LIABILITIES & EQUITY            37241628.32   293642.77   256538.19   557455.87    666318.06      207998.68    223159.96
                                         ===========   =========   =========   =========    =========     ==========    =========


                                         TANK CAR      WILL`S        REEDSGAS     EAU CLAIRE    SHELL LAKE  MINOCQUA    TOTAL MBG
                                        ----------   -----------    ----------    ----------    ----------  --------    ---------
   ASSETS  MIDWEST BOTTLE GAS CO
           1/31/98

CASH                                           0.00      6330.86       11789.05       2727.57      3356.09    30465.43   1867953.71
TRADE NOTES AND ACCOUNTS REC               41553.46     57814.68      123058.28      72051.89    140499.76   184869.20   1087138.70
ALLOWANCE FOR BAD DEBTS                        0.00     -8000.00      -10000.00     -10000.00    -13000.00   -35000.00   -118000.00
INVENTORIES                                    0.00     37923.93       44069.27      15564.49     28168.07    39498.55   1556627.58
PREPAID EXPENSES                               0.00      9732.00        8267.00       4751.00      5076.00    11577.00     97346.00
ACCRUED INTEREST RECEIVABLE                    0.00         0.00           0.00          0.00         0.00        0.00         0.00
NOTES RECEIVABLE,OTHER                         0.00         0.00           0.00          0.00         0.00        0.00         0.00
LOANS TO STOCKHOLDERS                          0.00         0.00           0.00          0.00         0.00        0.00     75865.06
NOTES RECEIVABLE, INTERCOMPANY                 0.00         0.00        3428.23      11817.00         0.00        0.00  19479552.86
OTHER INVESTMENTS                              0.00         0.00           0.00          0.00         0.00        0.00     26521.87
BUILDINGS & OTHER DEPRECIABLE             344646.00   1585380.10     1944104.63     844147.63   1113280.39  2685848.12  17353134.23
ACCUMULATED DEPRECIATION                 -344646.00   -724397.32     -536078.25    -179528.27   -245809.19  -419640.16  -7713616.16
LAND                                           0.00      7000.00       14000.00      46432.50      5000.00    45000.00    538058.78
INTANGIBLE ASSETS                              0.00         0.00           0.00       1000.00      1000.00     8409.50     12409.50
CSV LIFE INSURANCE                             0.00         0.00           0.00          0.00         0.00        0.00    701282.77
INVESTMENT IN WHOLLY OWNED SUB                 0.00         0.00           0.00          0.00         0.00        0.00  11370121.06
INVESTMENT IN ASSOCIATED CO                    0.00         0.00           0.00          0.00         0.00        0.00     61098.60
UNAMORTIZED DEFERRED DEBT EXPE                 0.00         0.00           0.00          0.00         0.00        0.00     50128.78
LAND HELD FOR INVESTMENT                       0.00         0.00           0.00          0.00         0.00        0.00         0.00
GOODWILL                                       0.00      1000.00        5000.00          0.00         0.00        0.00     20657.00
MISCELLANEOUS DEFERRED DEBITS                  0.00     25625.29      207479.79          0.00         0.00   685058.10    918163.18
                                          ---------    ---------     ----------    ----------   ----------  ----------  -----------
  TOTAL ASSETS                             41553.46    998409.54     1815118.00     808963.81   1037571.12  3236085.74  47384443.52
                                          =========    =========     ==========    ==========   ==========  ==========  ===========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                            3291.72     18736.38       39228.89      23088.67     37119.17    61663.90   1215345.26
ACCRUED PAYROLL                                0.00     10427.13        6656.77       3194.05      9959.47    13695.32    131535.74
TAXES OTHER THAN INCOME                        0.00      3678.05        6209.49       2690.15      1811.04    14478.66     88877.58
INTEREST PAYABLE                               0.00       529.22           0.00          0.00         0.00    15268.44    183462.95
INCOME TAXES PAYABLE                           0.00         0.00           0.00          0.00         0.00        0.00    -79166.59
CUSTOMER DEPOSITS                              0.00         0.00       23732.56          0.00         0.00        0.00     61587.88
DIVIDENDS PAYABLE                              0.00         0.00           0.00          0.00         0.00        0.00         0.00
OTHER CURRENT LIABILITIES                      0.00         0.00           0.00         49.38         0.00   -12216.10    239433.60
NOTES PAYABLE INTERCOMPANY                107770.46    669150.57      733944.09     996930.27    923926.96   901020.24  10780675.24
NOTES PAYABLE                                  0.00    163748.79     1349999.87          0.00         0.00  2089173.45  16843090.69
DEFERRED INCOME TAXES                      10700.00    189700.00       72100.00      -9800.00     62400.00   117900.00   1159000.00
OTHER DEFERRED CREDITS                         0.00         0.00           0.00          0.00         0.00        0.00         0.00
DEFERRED LOSS                                  0.00         0.00           0.00          0.00         0.00        0.00         0.00
PREFERRED STOCK                                0.00         0.00           0.00          0.00         0.00        0.00         0.00
COMMON STOCK                                   0.00         0.00           0.00          0.00         0.00        0.00    179700.00
PAID IN OR CAPITAL SURPLUS                     0.00         0.00           0.00          0.00         0.00        0.00      2500.00
RETAINED EARNINGS                         -80208.72    -57560.60     -416753.67    -207188.71      2354.48    35101.83  16582301.17
TREASURY STOCK                                 0.00         0.00           0.00          0.00         0.00        0.00     -3900.00
                                          ---------    ---------     ----------   -----------   ----------  ----------  -----------
   TOTAL LIABILITIES & EQUITY              41553.46    998409.54     1815118.00     808963.81   1037571.12  3236085.74  47384443.52
                                          =========    =========     ==========   ===========   ==========  ==========  ===========

                                       TGF-HDQ    KAY DAWSON     COMMERCIAL     EARLY         MORING        THRIFTY       TROUP
                                      ----------  -----------    ----------   ----------    -----------    ----------   ----------
   ASSETS  TRU - GAS OF FLORIDA, INC.
           1/31/98

CASH                                        0.00    104468.10       4582.09      4231.01      166368.12      22618.59      3154.17
TRADE NOTES AND ACCOUNTS REC                0.00     88364.94      67046.82     73412.77      533550.16      67106.34     74005.24
ALLOWANCE FOR BAD DEBTS                     0.00     -7000.00      -3400.00     -2500.00      -50000.00      -6100.00     -2500.00
INVENTORIES                            -59302.87     63684.45      74569.87     54394.15      326845.15      54877.63     75849.18
PREPAID EXPENSES                          308.00     10394.00      10375.75      8110.00       40712.00       6864.00      9944.00
ACCRUED INTEREST RECEIVABLE                 0.00         0.00          0.00         0.00           0.00          0.00         0.00
NOTES RECEIVABLE,OTHER                      0.00         0.00          0.00         0.00           0.00          0.00         0.00
LOANS TO STOCKHOLDERS                       0.00         0.00          0.00         0.00           0.00          0.00         0.00
NOTES RECEIVABLE, INTERCOMPANY        4573366.65      1648.45      27395.48         0.00        3197.86        162.00         0.00
OTHER INVESTMENTS                           0.00         0.00          0.00         0.00           0.00          0.00         0.00
BUILDINGS & OTHER DEPRECIABLE           68660.38   1134385.26    1044204.43    573366.61     5111940.90    1011726.23    853803.84
ACCUMULATED DEPRECIATION               -28691.03   -517779.55    -871497.41   -486058.78    -3116268.94    -695251.54   -720329.16
LAND                                        0.00     18000.00      35445.66      4000.00       96619.92      98708.06      9000.00
INTANGIBLE ASSETS                           0.00         0.00          0.00         0.00           0.00          0.00         0.00
CSV LIFE INSURANCE                          0.00         0.00          0.00         0.00           0.00          0.00         0.00
INVESTMENT IN WHOLLY OWNED SUB              0.00         0.00          0.00         0.00           0.00          0.00         0.00
INVESTMENT IN ASSOCIATED CO                 0.00         0.00          0.00         0.00           0.00          0.00         0.00
UNAMORTIZED DEFERRED DEBT EXPE              0.00         0.00          0.00         0.00           0.00          0.00         0.00
LAND HELD FOR INVESTMENT                    0.00         0.00          0.00         0.00           0.00          0.00         0.00
GOODWILL                                    0.00      2000.00          0.00      1000.00        1000.00       1050.00         0.00
MISCELLANEOUS DEFERRED DEBITS               0.00    169819.13          0.00         0.00           0.00          0.00         0.00
                                      ----------   ----------     ---------    ---------     ----------     ---------    ---------
  TOTAL ASSETS                        4554341.13   1067984.78     388722.69    229955.76     3113965.17     561761.31    302927.27
                                      ==========   ==========     =========    =========     ==========     =========    =========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                            0.00     32991.94      34281.04     28247.47      110572.79      25962.57     55360.88
ACCRUED PAYROLL                         28662.50      9824.18      12258.46      8850.82       40023.42       8200.69      5433.62
TAXES OTHER THAN INCOME                   944.90      5656.05       6704.43      5326.53       28715.16       3501.16      8584.07
INTEREST PAYABLE                            0.00         0.00          0.00         0.00           0.00          0.00         0.00
INCOME TAXES PAYABLE                   -16384.32         0.00          0.00         0.00           0.00          0.00         0.00
CUSTOMER DEPOSITS                           0.00         0.00      62975.00         0.00           0.00      54854.70     50960.00
DIVIDENDS PAYABLE                           0.00         0.00          0.00         0.00           0.00          0.00         0.00
OTHER CURRENT LIABILITIES                   0.00       406.19          0.00         0.00         -82.29       1764.92         0.00
NOTES PAYABLE INTERCOMPANY                  0.00   1559050.33      19162.00     72272.50      742330.44      47421.63     40000.00
NOTES PAYABLE                               0.00         0.00          0.00         0.00           0.00          0.00         0.00
DEFERRED INCOME TAXES                  -43900.00     79000.00     119100.00     33500.00      599700.00     126000.00    103600.00
OTHER DEFERRED CREDITS                      0.00         0.00          0.00         0.00           0.00          0.00         0.00
DEFERRED LOSS                               0.00         0.00          0.00         0.00           0.00          0.00         0.00
PREFERRED STOCK                             0.00         0.00          0.00         0.00           0.00          0.00         0.00
COMMON STOCK                                0.00         0.00        500.00         0.00           0.00        500.00      2500.00
PAID IN OR CAPITAL SURPLUS                  0.00         0.00     188466.06         0.00           0.00          0.00      7500.00
RETAINED EARNINGS                     4585018.05   -618943.91     -54724.30     81758.44     1592705.65     293555.64     28988.70
TREASURY STOCK                              0.00         0.00          0.00         0.00           0.00          0.00         0.00
                                      ----------   ----------     ---------    ---------     ----------     ---------    ---------
   TOTAL LIABILITIES & EQUITY         4554341.13   1067984.78     388722.69    229955.76     3113965.17     561761.31    302927.27
                                      ==========   ==========     =========    =========     ==========     =========    =========


                                           ECONOMY    MARION CTY     ARROWOOD    TOTAL TGF
                                         ----------   ----------    ----------  ------------
   ASSETS  TRU - GAS OF FLORIDA, INC.
           1/31/98

CASH                                       12569.13       815.24      -3776.53    315029.92
TRADE NOTES AND ACCOUNTS REC               38143.32     36862.28      -2918.60    975573.27
ALLOWANCE FOR BAD DEBTS                    -3500.00     -3500.00          0.00    -78500.00
INVENTORIES                                35739.86     19622.67          0.00    646280.09
PREPAID EXPENSES                            5573.00      2860.00       8171.00    103311.75
ACCRUED INTEREST RECEIVABLE                    0.00         0.00          0.00         0.00
NOTES RECEIVABLE,OTHER                         0.00         0.00          0.00         0.00
LOANS TO STOCKHOLDERS                          0.00         0.00          0.00         0.00
NOTES RECEIVABLE, INTERCOMPANY               133.59      3316.02          0.00   4609220.05
OTHER INVESTMENTS                              0.00         0.00          0.00         0.00
BUILDINGS & OTHER DEPRECIABLE             596030.99    521360.66     553560.89  11469040.19
ACCUMULATED DEPRECIATION                 -323697.89   -311319.05    -414378.91  -7485272.26
LAND                                       90769.15     15450.00     439707.34    807700.13
INTANGIBLE ASSETS                              0.00         0.00          0.00         0.00
CSV LIFE INSURANCE                             0.00         0.00          0.00         0.00
INVESTMENT IN WHOLLY OWNED SUB                 0.00         0.00          0.00         0.00
INVESTMENT IN ASSOCIATED CO                    0.00         0.00          0.00         0.00
UNAMORTIZED DEFERRED DEBT EXPE                 0.00         0.00          0.00         0.00
LAND HELD FOR INVESTMENT                       0.00         0.00          0.00         0.00
GOODWILL                                       0.00         0.00          0.00      5050.00
MISCELLANEOUS DEFERRED DEBITS                  0.00         0.00          0.00    169819.13
                                          ---------    ---------     ---------  -----------
  TOTAL ASSETS                            451761.15    285467.82     580365.19  11537252.27
                                          =========    =========     =========  ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                           17170.84     12404.00       2909.39    319900.92
ACCRUED PAYROLL                             2981.42      2706.63       2488.17    121429.91
TAXES OTHER THAN INCOME                     1885.10      1529.76       3779.35     66626.51
INTEREST PAYABLE                               0.00         0.00          0.00         0.00
INCOME TAXES PAYABLE                           0.00         0.00          0.00    -16384.32
CUSTOMER DEPOSITS                              0.00      8680.00          0.00    177469.70
DIVIDENDS PAYABLE                              0.00         0.00          0.00         0.00
OTHER CURRENT LIABILITIES                      0.00         0.00          0.00      2088.82
NOTES PAYABLE INTERCOMPANY                519857.16     99517.19      44887.31   3144498.56
NOTES PAYABLE                                  0.00         0.00     244738.82    244738.82
DEFERRED INCOME TAXES                     125200.00     87400.00      74400.00   1304000.00
OTHER DEFERRED CREDITS                         0.00         0.00          0.00         0.00
DEFERRED LOSS                                  0.00         0.00          0.00         0.00
PREFERRED STOCK                                0.00         0.00          0.00         0.00
COMMON STOCK                                   0.00         0.00          0.00      3500.00
PAID IN OR CAPITAL SURPLUS                     0.00         0.00          0.00    195966.06
RETAINED EARNINGS                        -215333.37     73230.24     207162.15   5973417.29
TREASURY STOCK                                 0.00         0.00          0.00         0.00
                                         ----------    ---------     ---------  -----------
   TOTAL LIABILITIES & EQUITY             451761.15    285467.82     580365.19  11537252.27
                                         ==========    =========     =========  ===========

                                           DAWSON NGL   DAWSON HDQ  TOTAL DAWSON
                                           ----------   ----------  ------------
   ASSETS  DAWSON OIL CO. LTD
           1/31/98

CASH                                        -702336.24    -32111.83    -734448.07
TRADE NOTES AND ACCOUNTS REC                3200542.75        41.55    3200584.30
ALLOWANCE FOR BAD DEBTS                      -53000.00         0.00     -53000.00
INVENTORIES                                 4439246.06    -40912.72    4398333.34
PREPAID EXPENSES                              20548.72     10434.00      30982.72
ACCRUED INTEREST RECEIVABLE                       0.00         0.00          0.00
NOTES RECEIVABLE,OTHER                            0.00         0.00          0.00
LOANS TO STOCKHOLDERS                             0.00         0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY               173489.48    720433.73     893923.21
OTHER INVESTMENTS                                 0.00         0.00          0.00
BUILDINGS & OTHER DEPRECIABLE                 52361.95   1245536.74    1297898.69
ACCUMULATED DEPRECIATION                     -43357.33   -172731.42    -216088.75
LAND                                              0.00         0.00          0.00
INTANGIBLE ASSETS                                 0.00         0.00          0.00
CSV LIFE INSURANCE                                0.00         0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB                    0.00         0.00          0.00
INVESTMENT IN ASSOCIATED CO                       0.00         0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE                    0.00         0.00          0.00
LAND HELD FOR INVESTMENT                          0.00         0.00          0.00
GOODWILL                                       1000.00         0.00       1000.00
MISCELLANEOUS DEFERRED DEBITS                     0.00         0.00          0.00
                                            ----------   ----------    ----------
  TOTAL ASSETS                              7088495.39   1730690.05    8819185.44
                                            ==========   ==========    ==========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                            2678032.22     28064.13    2706096.35
ACCRUED PAYROLL                               10038.30         0.00      10038.30
TAXES OTHER THAN INCOME                        3975.08       155.44       4130.52
INTEREST PAYABLE                                  0.00       195.28        195.28
INCOME TAXES PAYABLE                              0.00      2447.33       2447.33
CUSTOMER DEPOSITS                                 0.00         0.00          0.00
DIVIDENDS PAYABLE                                 0.00         0.00          0.00
OTHER CURRENT LIABILITIES                      2489.40         0.00       2489.40
NOTES PAYABLE INTERCOMPANY                  4582744.35         0.00    4582744.35
NOTES PAYABLE                                     0.00    827053.13     827053.13
DEFERRED INCOME TAXES                        -11200.00    151200.00     140000.00
OTHER DEFERRED CREDITS                            0.00         0.00          0.00
DEFERRED LOSS                                     0.00         0.00          0.00
PREFERRED STOCK                                   0.00         0.00          0.00
COMMON STOCK                                  10000.00         0.00      10000.00
PAID IN OR CAPITAL SURPLUS                        0.00         0.00          0.00
RETAINED EARNINGS                           -187583.96    721574.74     533990.78
TREASURY STOCK                                    0.00         0.00          0.00
                                            ----------   ----------    ----------
   TOTAL LIABILITIES & EQUITY               7088495.39   1730690.05    8819185.44
                                            ==========   ==========    ==========

                                      HIAWATHA     MBG-MINN     OLSON`S       TOMAH         MNG        MIDWEST LPG   TOTAL OT SUB
                                      ----------  ----------  ----------   ----------  ------------    -----------   -----------
   ASSETS  OTHER SUBSIDIARIES
           1/31/98

CASH                                     5773.04     7163.06     4801.26      5573.01      30506.67        -129.76     53687.28
TRADE NOTES AND ACCOUNTS REC            89593.67    67247.01    62095.13     18065.16    1364122.02           0.00   1601122.99
ALLOWANCE FOR BAD DEBTS                -12000.00    -2000.00    -2500.00     -5000.00     -27500.00           0.00    -49000.00
INVENTORIES                             12229.60    19238.62    98292.60     18351.41     300890.10           0.00    449002.33
PREPAID EXPENSES                         4636.00     5203.00    15704.80      4033.00      87871.18         294.00    117741.98
ACCRUED INTEREST RECEIVABLE                 0.00        0.00        0.00         0.00          0.00           0.00         0.00
NOTES RECEIVABLE,OTHER                      0.00        0.00        0.00         0.00          0.00           0.00         0.00
LOANS TO STOCKHOLDERS                       0.00        0.00        0.00         0.00          0.00           0.00         0.00
NOTES RECEIVABLE, INTERCOMPANY              0.00        0.00      603.20         0.00         47.00           0.00       650.20
OTHER INVESTMENTS                           0.00        0.00        0.00         0.00        750.00           0.00       750.00
BUILDINGS & OTHER DEPRECIABLE          595460.95   504866.07   919858.04    578558.45   14864442.79       20435.73  17483622.03
ACCUMULATED DEPRECIATION              -420344.40  -399588.44  -724015.66   -469040.09   -4506598.84      -16682.17  -6536269.60
LAND                                    22297.87    20449.84    11037.00      2000.00     112065.59           0.00    167850.30
INTANGIBLE ASSETS                           0.00        0.00        0.00         0.00          0.00           0.00         0.00
CSV LIFE INSURANCE                          0.00        0.00        0.00         0.00          0.00           0.00         0.00
INVESTMENT IN WHOLLY OWNED SUB              0.00        0.00        0.00         0.00          0.00           0.00         0.00
INVESTMENT IN ASSOCIATED CO                 0.00        0.00        0.00         0.00          0.00           0.00         0.00
UNAMORTIZED DEFERRED DEBT EXPE              0.00        0.00        0.00         0.00      21178.48           0.00     21178.48
LAND HELD FOR INVESTMENT                    0.00        0.00        0.00         0.00          0.00           0.00         0.00
GOODWILL                                    0.00        0.00        0.00       250.00          0.00           0.00       250.00
MISCELLANEOUS DEFERRED DEBITS               0.00        0.00        0.00         0.00          0.00           0.00         0.00
                                       ---------   ---------   ---------    ---------   -----------        -------  -----------
  TOTAL ASSETS                         297646.73   222579.16   385876.37    152790.94   12247774.99        3917.80  13310585.99
                                       =========   =========   =========    =========   ===========        =======  ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                        17721.92    55575.99    56952.35     23331.50     743334.34           0.00    896916.10
ACCRUED PAYROLL                          7277.99     8590.40    10969.96      4597.43      47145.01           0.00     78580.79
TAXES OTHER THAN INCOME                  5231.00     5004.43     5931.86      3483.59      27192.68           0.00     46843.56
INTEREST PAYABLE                            0.00        0.00        0.00         0.00     106388.56           0.00    106388.56
INCOME TAXES PAYABLE                     -258.53      549.69     -100.23      1354.32       1601.45        1791.00      4937.70
CUSTOMER DEPOSITS                        4640.00     6680.00       80.00     16560.00      30283.19           0.00     58243.19
DIVIDENDS PAYABLE                           0.00        0.00        0.00         0.00          0.00           0.00         0.00
OTHER CURRENT LIABILITIES                   0.00        0.00        0.00         0.00     256242.91           0.00    256242.91
NOTES PAYABLE INTERCOMPANY              17665.00    20836.00    62095.34      7483.64    1428664.05        9362.00   1546106.03
NOTES PAYABLE                               0.00        0.00        0.00         0.00    3838852.12           0.00   3838852.12
DEFERRED INCOME TAXES                   73600.00    47800.00    36300.00     63600.00     679200.00       18500.00    919000.00
OTHER DEFERRED CREDITS                      0.00        0.00        0.00         0.00      13549.84           0.00     13549.84
DEFERRED LOSS                               0.00        0.00        0.00         0.00          0.00           0.00         0.00
PREFERRED STOCK                             0.00        0.00        0.00         0.00          0.00           0.00         0.00
COMMON STOCK                             1000.00    40000.00   136900.00       500.00     627070.00        1000.00    806470.00
PAID IN OR CAPITAL SURPLUS                  0.00     3895.00     2755.00         0.00    1557961.00           0.00   1564611.00
RETAINED EARNINGS                      170769.35    33647.65    73992.09     31880.46    2890289.84      -26735.20   3173844.19
TREASURY STOCK                              0.00        0.00        0.00         0.00          0.00           0.00         0.00
                                       ---------   ---------   ---------    ---------   -----------      ---------  -----------
   TOTAL LIABILITIES & EQUITY          297646.73   222579.16   385876.37    152790.94   12247774.99        3917.80  13310585.99
                                       =========   =========   =========    =========   ===========      =========  ===========

                                                      CMI
                                                  -----------
   ASSETS  CONSOLIDATED MIDWEST, INC. (ONLY)
           1/31/98

CASH                                                     0.00
TRADE NOTES AND ACCOUNTS REC                             0.00
ALLOWANCE FOR BAD DEBTS                                  0.00
INVENTORIES                                              0.00
PREPAID EXPENSES                                         0.00
ACCRUED INTEREST RECEIVABLE                              0.00
NOTES RECEIVABLE,OTHER                                   0.00
LOANS TO STOCKHOLDERS                                    0.00
NOTES RECEIVABLE, INTERCOMPANY                           0.00
OTHER INVESTMENTS                                        0.00
BUILDINGS & OTHER DEPRECIABLE                            0.00
ACCUMULATED DEPRECIATION                                 0.00
LAND                                                     0.00
INTANGIBLE ASSETS                                        0.00
CSV LIFE INSURANCE                                       0.00
INVESTMENT IN WHOLLY OWNED SUB                    17599908.11
INVESTMENT IN ASSOCIATED CO                              0.00
UNAMORTIZED DEFERRED DEBT EXPE                           0.00
LAND HELD FOR INVESTMENT                                 0.00
GOODWILL                                                 0.00
MISCELLANEOUS DEFERRED DEBITS                            0.00
                                                  -----------
  TOTAL ASSETS                                    17599908.11
                                                  ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                         0.00
ACCRUED PAYROLL                                          0.00
TAXES OTHER THAN INCOME                                  0.00
INTEREST PAYABLE                                         0.00
INCOME TAXES PAYABLE                                   930.00
CUSTOMER DEPOSITS                                        0.00
DIVIDENDS PAYABLE                                        0.00
OTHER CURRENT LIABILITIES                                0.00
NOTES PAYABLE INTERCOMPANY                         4929322.14
NOTES PAYABLE                                      1002974.48
DEFERRED INCOME TAXES                                    0.00
OTHER DEFERRED CREDITS                                   0.00
DEFERRED LOSS                                            0.00
PREFERRED STOCK                                          0.00
COMMON STOCK                                        178725.00
PAID IN OR CAPITAL SURPLUS                         1535221.00
RETAINED EARNINGS                                  9952735.49
TREASURY STOCK                                           0.00
                                                  -----------
   TOTAL LIABILITIES & EQUITY                     17599908.11
                                                  ===========

   ASSETS

                                 LA CROSSE    MONDOVI       RICHARD CTR     C & H       CHETEK       PRAIRIE   TRUCK TRANS  TANK CAR
                                -----------   ---------     -----------   ---------    ---------     -------   -----------  --------
MIDWEST BOTTLE GAS CO.
01/31/98
   INCOME
GROSS SALES LESS RETURNS         5576807.26   680360.74       813100.15    606911.52    695633.91    280847.68        0.00  51944.10
COST OF GOODS SOLD               3768046.62   386370.96       470092.30    366831.25    417171.09    167617.69  -489223.06      0.00
                                -----------   ---------       ---------    ---------    ---------    ---------  ----------  --------
GROSS PROFIT                     1808760.64   293989.78       343007.85    240080.27    278462.82    113229.99   489223.06  51944.10
DIVIDEND INCOME                      146.56        0.00            0.00         0.00         0.00         0.00        0.00      0.00
INTEREST INCOME                   962281.86     4993.91         5490.60      8077.89      2537.71      1777.40      329.06      0.00
GROSS RENTS                       181309.15     1840.00          760.23         0.00       250.00       447.50        0.00      0.00
GAIN(LOSS)SALE OF FIXED ASSETS      4837.49   -200.08              0.00         0.00       100.00         0.00        0.00      0.00
SERVICE CALLS & CONTRACTED SER    155005.13     8599.62        10584.19      5912.79      9441.42      6036.83        0.00      0.00
ADMINISTRATIVE FEE                416949.32   -16517.36       -18239.20    -13281.91    -17432.89     -5586.23   -11400.00      0.00
CYLINDER & LEASE INCOME              454.00      661.00           38.00       286.64      5936.48      2577.00        0.00      0.00
MISCELLANEOUS INCOME                6284.69     5892.25          139.08       219.97       182.83       346.21     1792.01      0.00
                                -----------   ---------       ---------    ---------    ---------    ---------  ----------  --------
   TOTAL INCOME                  3536028.84   299259.12       341780.75    241295.65    279478.37    118828.70   479944.13  51944.10
                                -----------   ---------       ---------    ---------    ---------    ---------  ----------  --------
SALARIES & WAGES                 1206694.93    84063.99       114482.92     99476.53     83727.07     56305.27   106543.72      0.00
REPAIRS                           175640.60    13524.68         4468.99      8839.16      3965.40     11387.94    44553.44  14550.74
BAD DEBTS                           9191.55     2609.03         2944.74     12537.64       361.48      2901.20        0.00      0.00
RENTS                             131573.79        0.00         3100.00         0.00         0.00      1600.00        0.00      0.00
TAXES                             166198.45     8883.70        11665.84     10307.12      8682.44      6599.81        0.00   -897.98
INTEREST                          946317.97      795.65          171.64     26577.35     29773.09     20663.31     1171.57   8180.41
CONTRIBUTIONS                       1763.28      131.76           70.40        55.00       275.00         0.00        0.00      0.00
DEPRECIATION                      194467.02    35227.87        30665.00     53700.48     70627.15     23447.85    55315.24      0.00
ADVERTISING                       219298.46     8318.76         8723.45     14427.95      5099.61      6601.59        0.00      0.00
PENSION, PROFIT SHARING            14266.17      326.89          608.77      -114.00         0.00         0.00        0.00      0.00
EMPLOYEE BENEFIT PROGRAMS          50224.87    15049.35        11442.18      8479.81     11764.45      3243.87    44856.50      0.00
AMORTIZATION                       39990.46        0.00            0.00         0.00         0.00         0.00        0.00      0.00
BONDS & LICENSES                    2587.00        0.00            0.00       450.00       370.00       150.00     6127.21      0.00
DUES & SUBSCRIPTIONS               13011.20      390.30          507.30       419.55       480.30       390.30        0.00      0.00
INSURANCE                          51592.25     6987.00         8271.00      5914.00      8725.00      3789.00     5190.00    341.00
PROFESSIONAL FEES                  89369.74      700.00          700.00       700.00       700.00       700.00      275.00    243.00
ADMINISTRATIVE, OFFICE             67315.71     7147.43         4784.89      7400.62      7235.73      7086.65      161.94    275.00
AUTO & TRUCK EXPENSE              159126.93    18531.74        16488.74     27930.50     17647.23     12111.34    70001.32      0.00
TRAVEL                            174298.34      443.53           37.28        14.73         0.00        12.17     3089.01      0.00
TELEPHONE                          27136.43     4257.11         2928.36      3341.00      1717.09      1831.73      276.82      0.00
UTILITIES                          32697.08     3896.44         1556.73      1632.27      2014.09      1975.01      412.97      0.00
SELLING EXPENSE                    10725.49      590.00         1669.78      1321.22       600.00       250.00        0.00      0.00
SHOP SUPPLIES EXPENSE              12075.20     1611.99          762.49      1293.10       765.83      1266.76        0.00      0.00
MISCELLANEOUS                       9920.36      312.97         1748.00       143.31       533.83       292.39      520.75   1913.39
OUTSIDE SERVICES & COLLECTION    -150962.56     6926.32         6556.70      4560.88      6140.26      6011.25     3600.00      0.00
UTILITY MERCHANDISING,JOBBING          0.00        0.00            0.00         0.00         0.00         0.00        0.00      0.00
UTILITY PLANT OPERATING EXPENS         0.00        0.00            0.00         0.00         0.00         0.00        0.00      0.00
COMMITMENT FEE                         0.00        0.00            0.00         0.00         0.00         0.00        0.00      0.00
                                -----------   ---------       ---------    ---------    ---------    ---------  ----------  --------
   TOTAL DEDUCTIONS              3654520.72   220726.51       234355.20    289408.22    261205.05    168617.44   342095.49  24605.56
   INCOME TAXES                   -88400.00    27600.00        36900.00    -15100.00      7500.00    -17600.00    48400.00   9300.00
                                -----------   ---------       ---------    ---------    ---------    ---------  ----------  --------
NET INCOME(LOSS)                  -30091.88    50932.61        70525.55    -33012.57     10773.32    -32188.74    89448.64  18038.54
                                ===========  ==========       =========    =========    =========    =========  ==========  ========



                                   WILL'S     REEDSGAS       EAU CLAIRE    SHELL LAKE    MINOCQUA   TOTAL MBG
                                   ------     --------       ----------    ----------    --------   ---------
MIDWEST BOTTLE GAS CO.
01/31/98
GROSS SALES LESS RETURNS         1123488.74  1299914.45       557037.21    884020.49   2248523.19  14818625.44
COST OF GOODS SOLD                633603.62   740193.75       241788.10    544742.28   1200737.41   8547972.01
                                 ----------  ----------      ----------    ---------   ----------  -----------
GROSS PROFIT                      489885.12   559720.70       215249.11    339278.21   1047821.78   6270653.43
DIVIDEND INCOME                        0.00       51.54            0.00         0.00         0.00       198.10
INTEREST INCOME                     6668.90    17203.31         6314.61     12125.74     17515.83   1045316.82
GROSS RENTS                            0.00     3611.39            0.00         0.00         0.00    188218.27
GAIN(LOSS)SALE OF FIXED ASSETS         0.00    -1600.00            0.00         0.00         0.00      3137.41
SERVICE CALLS & CONTRACTED SER     15432.30    11860.33         3536.57      6805.05     36185.02    269399.25
ADMINISTRATIVE FEE                -24573.93   -32080.09       -13633.06    -23427.60     -2187.66    238589.39
CYLINDER & LEASE INCOME               80.00      262.85          206.01        64.00     37153.29     47719.27
MISCELLANEOUS INCOME                3030.02      414.53          669.61        95.00       514.55     19580.75
                                 ----------  ----------      ----------    ---------   ----------  -----------
   TOTAL INCOME                   490522.41   559444.56       212342.85    334940.40   1137002.81   8082812.69
                                 ----------  ----------      ----------    ---------   ----------  -----------
SALARIES & WAGES                  153301.71   144108.59        89366.17     86713.55    259913.06   2484697.51
REPAIRS                             5464.02    44120.31        23506.40      5160.38     16165.37    371347.43
BAD DEBTS                           9912.85    12431.16        11613.35      1083.23     12980.14     78566.37
RENTS                                  0.00        0.00            0.00         0.00      3600.00    139873.79
TAXES                              14519.52    14941.87        13328.53      8109.53     28030.13    290368.96
INTEREST                           77074.98   166944.38        69180.33     72960.84    258998.24   1678809.76
CONTRIBUTIONS                         45.00       19.27          126.00       490.00        60.00      3035.71
DEPRECIATION                      141676.46   162087.88        78622.16     88890.56    210430.53   1145158.20
ADVERTISING                        20308.45    10675.97         9332.61      2860.93     47069.22    352717.00
PENSION, PROFIT SHARING              280.60      236.31          169.00       514.56      1851.66     18139.96
EMPLOYEE BENEFIT PROGRAMS          14240.06    17454.79         6676.22      3449.34     25903.00    212784.44
AMORTIZATION                       51250.08    75447.24            0.00         0.00     87184.80    253872.58
BONDS & LICENSES                     395.00        0.00          300.00       480.00       459.50     11318.71
DUES & SUBSCRIPTIONS                 390.30     1165.30          459.30       390.30       825.30     18429.45
INSURANCE                          13299.00    14940.00         7617.00      9399.00     19570.00    155634.25
PROFESSIONAL FEES                    700.00      700.00          700.00       700.00     73872.08    170059.82
ADMINISTRATIVE, OFFICE              7612.32    15095.83         7125.87      7995.17     23539.43    162776.59
AUTO & TRUCK EXPENSE               29320.98    60977.01        29614.91     31885.60     62209.03    535845.33
TRAVEL                               409.19       19.57          357.06         0.00       134.72    178815.60
TELEPHONE                           3312.31     4347.74         4499.89      3879.44      6137.28     63665.20
UTILITIES                           6434.56     3587.69         1954.20      1472.76      3556.79     61190.59
SELLING EXPENSE                      884.60     2588.96          110.00       750.00      3561.35     23051.40
SHOP SUPPLIES EXPENSE               2296.11     2778.98         1560.75      1176.44      4232.41     29820.06
MISCELLANEOUS                        871.65      795.05          539.51       306.97     10727.50     28625.68
OUTSIDE SERVICES & COLLECTION       6395.26     6776.64         6144.12      6004.78      6064.00    -85782.35
UTILITY MERCHANDISING,JOBBING          0.00        0.00            0.00         0.00         0.00         0.00
UTILITY PLANT OPERATING EXPENS         0.00        0.00            0.00         0.00         0.00         0.00
COMMITMENT FEE                         0.00        0.00            0.00         0.00         0.00         0.00
                                 ----------  ----------      ----------    ---------   ----------  -----------
   TOTAL DEDUCTIONS               560395.01   762240.54       362903.38    334673.38   1167075.54   8382822.04
   INCOME TAXES                   -23200.00   -68800.00       -49400.00      4900.00      4900.00   -123000.00
                                 ----------  ----------      ----------    ---------   ----------  -----------
NET INCOME(LOSS)                  -46672.60  -133995.98      -101160.53     -4632.98    -34972.73   -177009.35
                                 ==========  ==========      ==========    =========   ==========  ===========

                                  TGF-HDQ    KAY DAWSON   COMMERCIAL    EARLY       MORING       THRIFTY     TROUP       ECONOMY
                                 ---------   ----------   ----------  ---------    ----------   ---------   ---------   ---------
TRU-GAS OF FLORIDA, INC.
1/31/98
   INCOME
GROSS SALES LESS RETURNS              0.00    643798.73   691994.29   610677.48    3353889.33   453872.06   528851.16   355350.17
COST OF GOODS SOLD               -81285.05    309780.08   326229.88   371186.90    1670547.66   194342.10   191037.22   141535.38
                                ----------   ----------   ---------   ---------    ----------   ---------   ---------   ---------
GROSS PROFIT                      81285.05    334018.65   365764.41   239490.58    1683341.67   259529.88   337813.94   213814.79
DIVIDEND INCOME                       0.00         0.00        0.00        0.00          0.00        0.00        0.00        0.00
INTEREST INCOME                   94273.90      5073.55     1719.82     2325.98      51304.91     3057.52     3303.73     1819.79
GROSS RENTS                       11090.20         0.00        0.00        0.00          0.00        0.00        0.00        0.00
GAIN(LOSS)SALE OF FIXED ASSETS     4737.00         0.00    -1750.00     -300.00      -1500.00     -500.00    65135.42        0.00
SERVICE CALLS & CONTRACTED SER        0.00     19210.29    29749.68    10352.50      46778.87    25350.00    22534.72     6718.02
ADMINISTRATIVE FEE                    0.00    -12266.45   -12164.41   -16964.29     -64486.55    -5349.10    -6888.09    -6145.20
CYLINDER & LEASE INCOME               0.00     22254.79    12484.81    16568.59        311.51    23934.80    35283.00    12894.00
MISCELLANEOUS INCOME                  0.00      1363.37     2751.10     1977.12       6533.01     1301.95     1273.49      574.49
                                 ---------   ----------   ---------   ---------    ----------   ---------   ---------   ---------
   TOTAL INCOME                  191386.15    369654.20   398555.41   253450.48    1722283.42   307325.05   458456.21   229675.89
                                 ---------   ----------   ---------   ---------    ----------   ---------   ---------   ---------
SALARIES & WAGES                 107227.77    190615.08   137354.09    97559.30     626653.56   112167.06   121500.07    73495.89
REPAIRS                             335.32     14869.45    11335.03     8088.70      89194.15     4876.62    10029.87     6459.08
BAD DEBTS                             0.00      4869.57     3958.45     1001.93      46827.58     4991.34     2280.19     2180.62
RENTS                                 0.00      6585.89     3600.00        0.00          0.00        0.00        0.00        0.00
TAXES                              6250.15     18192.57    17938.97     7851.22      72063.12    15652.01    17046.79     7688.79
INTEREST                              0.00    111094.06      727.61     4547.39      58813.37      257.26      311.34    39588.50
CONTRIBUTIONS                         0.00         0.00        0.00        0.00       9055.76        0.00        0.00        0.00
DEPRECIATION                       7635.39     89306.87    38068.52    21834.67     319541.52    41051.27    25406.59    33279.78
ADVERTISING                           0.00      6288.49     2654.62     1440.91      12578.87     3904.33     2989.80     2801.20
PENSION, PROFIT SHARING             393.95       156.00     1003.11      328.14        547.71      423.22      713.33      210.00
EMPLOYEE BENEFIT PROGRAMS         10315.33     21086.24    15632.21    19972.16      73828.23     8306.20    19176.82     7330.94
AMORTIZATION                          0.00         0.00        0.00        0.00          0.00        0.00        0.00        0.00
BONDS & LICENSES                    205.00      5016.50     1254.00      200.00       2696.50      507.00     1050.25      530.00
DUES & SUBSCRIPTIONS                100.00       781.51      589.15      727.15       2515.60      611.65      589.15      571.65
INSURANCE                           945.00     13902.00    14659.00    10481.00      62762.00    11386.00    18346.00     7284.00
PROFESSIONAL FEES                   625.00      1060.00     1262.80     1450.00      10069.72     1400.00     1363.50      955.00
ADMINISTRATIVE, OFFICE               16.09     12854.49    12396.77     8044.55      54547.46    13970.22     9176.59     7105.94
AUTO & TRUCK EXPENSE                  0.00     43882.33    36008.45    27777.38     332487.45    21101.50    37448.85    30574.40
TRAVEL                           114587.01       616.91     1478.89      682.82       1570.42     1195.21        2.00        0.00
TELEPHONE                             0.00     12952.21     3690.03     2450.92      25682.18     3269.55     4320.66     1874.14
UTILITIES                             0.00      4611.37     2793.97     2850.70      10185.84     4746.46     4450.64     1040.19
SELLING EXPENSE                       0.00        50.00       50.00        0.00        163.00       25.00      157.40       25.00
SHOP SUPPLIES EXPENSE                 0.00       763.68      878.90      266.85       7302.34     1273.72      997.72      199.53
MISCELLANEOUS                        13.40      1757.06     2784.96      272.13       3000.79     1554.20     1734.07      895.70
OUTSIDE SERVICES & COLLECTION      6000.00      7200.00     7499.36     7238.00      10789.44     7450.13     7200.00     7543.49
UTILITY MERCHANDISING,JOBBING         0.00         0.00        0.00        0.00          0.00        0.00        0.00        0.00
UTILITY PLANT OPERATING EXPENS        0.00         0.00        0.00        0.00          0.00        0.00        0.00        0.00
COMMITMENT FEE                        0.00         0.00        0.00        0.00          0.00        0.00        0.00        0.00
                                 ---------   ----------   ---------   ---------    ----------   ---------   ---------   ---------
   TOTAL DEDUCTIONS              254649.41    568512.28   317618.89   225065.92    1832876.61   260119.95   286291.63   231633.84
   INCOME TAXES                  -23100.00    -74500.00    29700.00    11100.00     -41900.00    17500.00    64500.00    -1400.00
                                 ---------   ----------   ---------   ---------    ----------   ---------   ---------   ---------
NET INCOME(LOSS)                 -40163.26   -124358.08    51236.52    17284.56     -68693.19    29705.10   107664.58     -557.95
                                 =========   ==========   =========   =========    ==========   =========   =========   =========
                               MARION CITY    ARROWOOD    TOTAL TGF
                               -----------    --------    ---------
TRU-GAS OF FLORIDA, INC.
1/31/98
   INCOME
GROSS SALES LESS RETURNS        391733.32      7150.00   7037316.54
COST OF GOODS SOLD              168343.87         0.00   3291718.12
                               -----------    --------   ----------
GROSS PROFIT                     223389.45     7150.00   3745598.42
DIVIDEND INCOME                       0.00        0.00         0.00
INTEREST INCOME                    1602.34      377.69    164859.23
GROSS RENTS                           0.00   385947.68    397037.88
GAIN(LOSS)SALE OF FIXED ASSETS        0.00        0.00     65822.42
SERVICE CALLS & CONTRACTED SER     7060.99        0.00    167755.07
ADMINISTRATIVE FEE                -6383.82   -24000.00   -154647.91
CYLINDER & LEASE INCOME           18010.78        0.00    141742.28
MISCELLANEOUS INCOME                266.36     2246.88     18287.77
                                 ---------   ---------   ----------
   TOTAL INCOME                  243946.10   371722.25   4546455.16
                                 ---------   ---------   ----------
SALARIES & WAGES                  84613.98    26819.44   1578006.24
REPAIRS                           14445.36    14844.67    174478.25
BAD DEBTS                          -541.82        0.00     65567.86
RENTS                              3600.00     9281.00     23066.89
TAXES                              6810.54    39045.39    208539.55
INTEREST                           7699.74    22925.21    245964.48
CONTRIBUTIONS                         0.00       20.00      9075.76
DEPRECIATION                      32146.23    19447.67    627718.51
ADVERTISING                       14158.20     3896.90     50713.32
PENSION, PROFIT SHARING             163.44        0.00      3938.90
EMPLOYEE BENEFIT PROGRAMS         10251.57      603.00    186502.70
AMORTIZATION                          0.00        0.00         0.00
BONDS & LICENSES                    649.00     1657.00     13765.25
DUES & SUBSCRIPTIONS                571.65     1937.50      8995.01
INSURANCE                          4779.00     6940.00    151484.00
PROFESSIONAL FEES                  1205.00      850.00     20241.02
ADMINISTRATIVE, OFFICE             6049.40     1005.09    125166.60
AUTO & TRUCK EXPENSE              37980.06      576.63    567837.05
TRAVEL                                0.00        0.00    120133.26
TELEPHONE                          1531.81      641.19     56412.69
UTILITIES                          2447.68    34869.22     67996.07
SELLING EXPENSE                    2361.60      400.00      3232.00
SHOP SUPPLIES EXPENSE               413.49      136.51     12232.74
MISCELLANEOUS                      1082.89      710.31     13805.51
OUTSIDE SERVICES & COLLECTION      7378.91     3600.00     71899.33
UTILITY MERCHANDISING,JOBBING         0.00        0.00         0.00
UTILITY PLANT OPERATING EXPENS        0.00        0.00         0.00
COMMITMENT FEE                        0.00        0.00         0.00
                                 ---------   ---------   ----------
   TOTAL DEDUCTIONS              239797.73   190206.73   4406772.99
   INCOME TAXES                    1200.00    67900.00     51000.00
                                 ---------   ---------   ----------
NET INCOME(LOSS)                   2948.37   113615.52     88682.17
                                 =========   =========   ==========

                                 DAWSON NGL   DAWSON HDQ  TOTAL DAWSON
                                 ----------   ----------  ------------
DAWSON OIL CO., LTD.
1/31/98
   INCOME
GROSS SALES LESS RETURNS        28984714.63         0.00  28984714.63
COST OF GOODS SOLD              28731176.95   -441625.12  28289551.83
                                -----------   ----------  -----------
GROSS PROFIT                      253537.68    441625.12    695162.80
DIVIDEND INCOME                        0.00         0.00         0.00
INTEREST INCOME                    78040.81     14431.44     92472.25
GROSS RENTS                            0.00         0.00         0.00
GAIN(LOSS)SALE OF FIXED ASSETS         0.00         0.00         0.00
SERVICE CALLS & CONTRACTED SER         0.00         0.00         0.00
ADMINISTRATIVE FEE                -24000.00         0.00    -24000.00
CYLINDER & LEASE INCOME             2544.00         0.00      2544.00
MISCELLANEOUS INCOME                   0.00        45.00        45.00
                                -----------   ----------  -----------
   TOTAL INCOME                   310122.49    456101.56    766224.05
                                -----------   ----------  -----------
SALARIES & WAGES                  117761.80         0.00    117761.80
REPAIRS                                0.00         0.00         0.00
BAD DEBTS                          18000.00         0.00     18000.00
RENTS                              10633.72     15653.16     26286.88
TAXES                               8133.61         0.00      8133.61
INTEREST                           99233.53     75900.88    175134.41
CONTRIBUTIONS                        650.00         0.00       650.00
DEPRECIATION                        4960.98    111623.78    116584.76
ADVERTISING                         1567.40         0.00      1567.40
PENSION, PROFIT SHARING              770.46         0.00       770.46
EMPLOYEE BENEFIT PROGRAMS           3009.25         0.00      3009.25
AMORTIZATION                           0.00         0.00         0.00
BONDS & LICENSES                      50.00        50.00       100.00
DUES & SUBSCRIPTIONS                1641.95      1564.53      3206.48
INSURANCE                           5201.00     11863.75     17064.75
PROFESSIONAL FEES                   8267.35       625.00      8892.35
ADMINISTRATIVE, OFFICE             46441.10       145.62     46586.72
AUTO & TRUCK EXPENSE                   0.00         0.00         0.00
TRAVEL                              2727.28   -147596.83   -144869.55
TELEPHONE                           9391.30       253.14      9644.44
UTILITIES                              0.00         0.00         0.00
SELLING EXPENSE                        0.00         0.00         0.00
SHOP SUPPLIES EXPENSE                  0.00         0.00         0.00
MISCELLANEOUS                       2966.48        42.06      3008.54
OUTSIDE SERVICES & COLLECTION          0.00      6000.00      6000.00
UTILITY MERCHANDISING,JOBBING          0.00         0.00         0.00
UTILITY PLANT OPERATING EXPENS         0.00         0.00         0.00
COMMITMENT FEE                         0.00         0.00         0.00
                                -----------   ----------  -----------
   TOTAL DEDUCTIONS               341407.21     76125.09    417532.30
   INCOME TAXES                    -9300.00    141300.00    132000.00
                                -----------   ----------  -----------
NET INCOME(LOSS)                  -21984.72    238676.47    216691.75
                                ===========   ==========  ===========

                                 HIAWATHA    MBG-MINN     OLSON'S      TOMAH        MNG         MIDWEST LPG  TOTAL OT SUB
                                 ---------   ---------   ---------   ---------   ----------     -----------  ------------
OTHER SUBSIDIARIES
1/31/98
   INCOME
GROSS SALES LESS RETURNS         665372.96   688862.41   933297.04   580307.29   8332286.12           0.00  11200125.82
COST OF GOODS SOLD               358860.31   421559.86   590348.12   365135.17   5842900.87           0.00   7578804.33
                                 ---------   ---------   ---------  ----------   ----------      ---------   ----------
GROSS PROFIT                     306512.65   267302.55   342948.92   215172.12   2489385.25           0.00   3621321.49
DIVIDEND INCOME                       0.00        0.00        0.00        0.00         0.00           0.00         0.00
INTEREST INCOME                   10298.58     3945.70     8713.47     3571.96      1000.62         135.86     27666.19
GROSS RENTS                         180.00    39260.50     2715.93       60.00      2700.00           0.00     44916.43
GAIN(LOSS)SALE OF FIXED ASSETS        0.00    -1139.74        0.00    24100.00       100.00           0.00     23060.26
SERVICE CALLS & CONTRACTED SER     5660.11     8199.95     9664.56     5728.75     66161.87       66579.43    161994.67
ADMINISTRATIVE FEE               -16212.38   -17097.14   -11382.20   -15249.76         0.00           0.00    -59941.48
CYLINDER & LEASE INCOME              10.00       49.00      218.00       27.00         0.00           0.00       304.00
MISCELLANEOUS INCOME                 78.94      421.93      783.75      107.18         0.00           0.00      1391.80
                                 ---------   ---------   ---------   ---------   ----------      ---------   ----------
   TOTAL INCOME                  306527.90   300942.75   353662.43   233517.25   2559347.74       66715.29   3820713.36
                                 ---------   ---------   ---------   ---------   ----------      ---------   ----------
SALARIES & WAGES                  87365.10    92836.08   153938.74    79112.58    353847.07           0.00    767099.57
REPAIRS                            7177.17     4113.71    10898.12     8840.34     86072.69           0.00    117102.03
BAD DEBTS                           869.30     3929.10     6293.70     6390.18     31574.79           0.00     49057.07
RENTS                                 0.00     5473.00    17186.09      507.56     30380.00           0.00     53546.65
TAXES                              9250.82    13875.52    16505.98     8459.11    134983.12           0.00    183074.55
INTEREST                           2148.03      641.86     5473.82      771.02    495279.14          48.95    504362.82
CONTRIBUTIONS                      1300.54      200.10      159.00        0.00         0.00           0.00      1659.64
DEPRECIATION                      41905.99    22811.61    32166.39    25298.87    488627.23        3707.15    614517.24
ADVERTISING                        7971.04     3207.07     8710.76     4008.72     -3522.83           0.00     20374.76
PENSION, PROFIT SHARING             310.35      352.13      376.00      416.26      1252.67           0.00      2707.41
EMPLOYEE BENEFIT PROGRAMS          8593.38    10141.22    11484.26     7690.18     24575.46           0.00     62484.50
AMORTIZATION                          0.00        0.00        0.00        0.00      2420.40           0.00      2420.40
BONDS & LICENSES                    105.00      110.00       50.00       25.00         0.00         444.00       734.00
DUES & SUBSCRIPTIONS                444.15      544.15      443.30      390.50         0.00         165.00      1987.10
INSURANCE                          7920.00     8932.00     9197.00     7403.00     11755.00         511.00     45718.00
PROFESSIONAL FEES                   950.00      950.00     2200.00     1200.00     23040.81         400.00     28740.81
ADMINISTRATIVE, OFFICE             7774.66     5213.08     6038.50     7216.52     22476.71         437.57     49157.04
AUTO & TRUCK EXPENSE              19349.91    17672.63    24597.55    29567.04         0.00        5854.61     97041.74
TRAVEL                                0.00       12.17      587.74        0.00         0.00        2289.93      2889.84
TELEPHONE                          1936.20     2116.01     2648.51      868.98         0.00        2067.42      9637.12
UTILITIES                          1258.25     6605.32     4103.43     1874.15         0.00           0.00     13841.15
SELLING EXPENSE                     315.00      530.00     1326.67     1000.00     10743.81           0.00     13915.48
SHOP SUPPLIES EXPENSE               785.77     1165.13     4345.25      156.49         0.00           0.00      6452.64
MISCELLANEOUS                      1009.37     2485.04    23219.55      454.87     10883.92           0.00     38052.75
OUTSIDE SERVICES & COLLECTION      6000.00     2400.00     6000.00     6000.00     79819.73           0.00    100219.73
UTILITY MERCHANDISING,JOBBING         0.00        0.00        0.00        0.00         0.00           0.00         0.00
UTILITY PLANT OPERATING EXPENS        0.00        0.00        0.00        0.00     36564.20           0.00     36564.20
COMMITMENT FEE                        0.00        0.00        0.00        0.00         0.00           0.00         0.00
                                 ---------   ---------   ---------   ---------   ----------      ---------   ----------
   TOTAL DEDUCTIONS              214740.03   206316.93   347950.36   197651.37   1840773.92       15925.63   2823358.24
   INCOME TAXES                   31600.00    32800.00     2300.00    14600.00    273200.07       20500.00    375000.07
                                 ---------   ---------   ---------   ---------   ----------      ---------   ----------
NET INCOME(LOSS)                  60187.87    61825.82     3412.07    21265.88    445373.75       30289.66    622355.05
                                 =========   =========   =========   =========   ==========      =========   ==========

                                            CMI
                                         ---------
CONSOLIDATED MIDWEST, INC. (ONLY)
1/31/98
   INCOME
GROSS SALES LESS RETURNS                      0.00
COST OF GOODS SOLD                            0.00
                                         ---------
GROSS PROFIT                                  0.00
DIVIDEND INCOME                               0.00
INTEREST INCOME                               0.00
GROSS RENTS                                   0.00
GAIN(LOSS)SALE OF FIXED ASSETS                0.00
SERVICE CALLS & CONTRACTED SER                0.00
ADMINISTRATIVE FEE                            0.00
CYLINDER & LEASE INCOME                       0.00
MISCELLANEOUS INCOME                          0.00
                                         ---------
   TOTAL INCOME                               0.00
                                         ---------
SALARIES & WAGES                              0.00
REPAIRS                                       0.00
BAD DEBTS                                     0.00
RENTS                                         0.00
TAXES                                         0.00
INTEREST                                  83058.01
CONTRIBUTIONS                                 0.00
DEPRECIATION                                  0.00
ADVERTISING                                   0.00
PENSION, PROFIT SHARING                       0.00
EMPLOYEE BENEFIT PROGRAMS                     0.00
AMORTIZATION                                  0.00
BONDS & LICENSES                             25.00
DUES & SUBSCRIPTIONS                          0.00
INSURANCE                                     0.00
PROFESSIONAL FEES                             0.00
ADMINISTRATIVE, OFFICE                        0.00
AUTO & TRUCK EXPENSE                          0.00
TRAVEL                                        0.00
TELEPHONE                                     0.00
UTILITIES                                     0.00
SELLING EXPENSE                               0.00
SHOP SUPPLIES EXPENSE                         0.00
MISCELLANEOUS                                 0.00
OUTSIDE SERVICES & COLLECTION                 0.00
UTILITY MERCHANDISING,JOBBING                 0.00
UTILITY PLANT OPERATING EXPENS                0.00
COMMITMENT FEE                                0.00
                                         ---------
   TOTAL DEDUCTIONS                       83083.01
   INCOME TAXES                          -28000.00
                                         ---------
NET INCOME(LOSS)                         -55083.01
                                         =========

                                                TOT TGF     TOT DAWSON     TOT OTH SUB     OTAL MBG      GRAND TOTAL
                                              ---------     ----------     -----------    ----------     -----------
   ASSETS - CONSOLIDATED 1/31/98

CASH                                          315029.92     -734448.07       53687.28     1867953.71     1502222.84
TRADE NOTES AND ACCOUNTS REC                  975573.27     3200584.30     1601122.99     1087138.70     6864419.26
ALLOWANCE FOR BAD DEBTS                       -78500.00      -53000.00      -49000.00     -118000.00     -298500.00
INVENTORIES                                   646280.09     4398333.34      449002.33     1556627.58     7050243.34
PREPAID EXPENSES                              103311.75       30982.72      117741.98       97346.00      349382.45
ACCRUED INTEREST RECEIVABLE                        0.00           0.00           0.00           0.00           0.00
NOTES RECEIVABLE,OTHER                             0.00           0.00           0.00           0.00           0.00
LOANS TO STOCKHOLDERS                              0.00           0.00           0.00       75865.06       75865.06
NOTES RECEIVABLE, INTERCOMPANY               4609220.05      893923.21         650.20    19479552.86    24983346.32
OTHER INVESTMENTS                                  0.00           0.00         750.00       26521.87       27271.87
BUILDINGS & OTHER DEPRECIABLE               11469040.19     1297898.69    17483622.03    17353134.23    47603695.14
ACCUMULATED DEPRECIATION                    -7485272.26     -216088.75    -6536269.60    -7713616.16    21951246.77
LAND                                          807700.13           0.00      167850.30      538058.78     1513609.21
INTANGIBLE ASSETS                                  0.00           0.00           0.00       12409.50       12409.50
CSV LIFE INSURANCE                                 0.00           0.00           0.00      701282.77      701282.77
INVESTMENT IN WHOLLY OWNED SUB                     0.00           0.00           0.00    11370121.06    11370121.06
INVESTMENT IN ASSOCIATED CO                        0.00           0.00           0.00       61098.60       61098.60
UNAMORTIZED DEFERRED DEBT EXPE                     0.00           0.00       21178.48       50128.78       71307.26
LAND HELD FOR INVESTMENT                           0.00           0.00           0.00           0.00           0.00
GOODWILL                                        5050.00        1000.00         250.00       20657.00       26957.00
MISCELLANEOUS DEFERRED DEBITS                 169819.13           0.00           0.00      918163.18     1087982.31
                                            -----------     ----------    -----------    -----------    -----------
  TOTAL ASSETS                              11537252.27     8819185.44    13310585.99    47384443.52    81051467.22
                                            ===========     ==========    ===========    ===========    ===========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                              319900.92     2706096.35      896916.10     1215345.26     5138258.63
ACCRUED PAYROLL                               121429.91       10038.30       78580.79      131535.74      341584.74
TAXES OTHER THAN INCOME                        66626.51        4130.52       46843.56       88877.58      206478.17
INTEREST PAYABLE                                   0.00         195.28      106388.56      183462.95      290046.79
INCOME TAXES PAYABLE                          -16384.32        2447.33        4937.70      -79166.59      -88165.88
CUSTOMER DEPOSITS                             177469.70           0.00       58243.19       61587.88      297300.77
DIVIDENDS PAYABLE                                  0.00           0.00           0.00           0.00           0.00
OTHER CURRENT LIABILITIES                       2088.82        2489.40      256242.91      239433.60      500254.73
NOTES PAYABLE INTERCOMPANY                   3144498.56     4582744.35     1546106.03    10780675.24    20054024.18
NOTES PAYABLE                                 244738.82      827053.13     3838852.12    16843090.69    21753734.76
DEFERRED INCOME TAXES                        1304000.00      140000.00      919000.00     1159000.00     3522000.00
OTHER DEFERRED CREDITS                             0.00           0.00       13549.84           0.00       13549.84
DEFERRED LOSS                                      0.00           0.00           0.00           0.00           0.00
PREFERRED STOCK                                    0.00           0.00           0.00           0.00           0.00
COMMON STOCK                                    3500.00       10000.00      806470.00      179700.00      999670.00
PAID IN OR CAPITAL SURPLUS                    195966.06           0.00     1564611.00        2500.00     1763077.06
RETAINED EARNINGS                            5973417.29      533990.78     3173844.19    16582301.17    26263553.43
TREASURY STOCK                                     0.00           0.00           0.00       -3900.00       -3900.00
                                            -----------     ----------    -----------    -----------    -----------
   TOTAL LIABILITIES & EQUITY               11537252.27     8819185.44    13310585.99    47384443.52    81051467.22
                                            ===========     ==========    ===========    ===========    ===========




                                              TOT TGF        TOT DAWSON   TOT OTH SUB     TOTAL MBG     GRAND TOTAL
                                            ----------      -----------   -----------    -----------    -----------
   CONSOLIDATED 1/31/98

   INCOME
GROSS SALES LESS RETURNS                    7037316.54      28984714.63   11200125.82    14818625.44    62040782.43
COST OF GOODS SOLD                          3291718.12      28289551.83    7578804.33     8547972.01    47708046.29
                                            ----------      -----------   -----------    -----------    -----------
GROSS PROFIT                                3745598.42        695162.80    3621321.49     6270653.43    14332736.14
DIVIDEND INCOME                                   0.00             0.00          0.00         198.10         198.10
INTEREST INCOME                              164859.23         92472.25      27666.19     1045316.82     1330314.49
GROSS RENTS                                  397037.88             0.00      44916.43      188218.27      630172.58
GAIN(LOSS)SALE OF FIXED ASSETS                65822.42             0.00      23060.26        3137.41       92020.09
SERVICE CALLS & CONTRACTED SER               167755.07             0.00     161994.67      269399.25      599148.99
ADMINISTRATIVE FEE                          -154647.91        -24000.00     -59941.48      238589.39           0.00
CYLINDER & LEASE INCOME                      141742.28          2544.00        304.00       47719.27      192309.55
MISCELLANEOUS INCOME                          18287.77            45.00       1391.80       19580.75       39305.32
                                            ----------      -----------   -----------    -----------    -----------
   TOTAL INCOME                             4546455.16        766224.05    3820713.36     8082812.69    17216205.26
                                            ----------      -----------   -----------    -----------    -----------
SALARIES & WAGES                            1578006.24        117761.80     767099.57     2484697.51     4947565.12
REPAIRS                                      174478.25             0.00     117102.03      371347.43      662927.71
BAD DEBTS                                     65567.86         18000.00      49057.07       78566.37      211191.30
RENTS                                         23066.89         26286.88      53546.65      139873.79      242774.21
TAXES                                        208539.55          8133.61     183074.55      290368.96      690116.67
INTEREST                                     245964.48        175134.41     504362.82     1678809.76     2604271.47
CONTRIBUTIONS                                  9075.76           650.00       1659.64        3035.71       14421.11
DEPRECIATION                                 627718.51        116584.76     614517.24     1145158.20     2503978.71
ADVERTISING                                   50713.32          1567.40      20374.76      352717.00      425372.48
PENSION, PROFIT SHARING                        3938.90           770.46       2707.41       18139.96       25556.73
EMPLOYEE BENEFIT PROGRAMS                    186502.70          3009.25      62484.50      212784.44      464780.89
AMORTIZATION                                      0.00             0.00       2420.40      253872.58      256292.98
BONDS & LICENSES                              13765.25           100.00        734.00       11318.71       25917.96
DUES & SUBSCRIPTIONS                           8995.01          3206.48       1987.10       18429.45       32618.04
INSURANCE                                    151484.00         17064.75      45718.00      155634.25      369901.00
PROFESSIONAL FEES                             20241.02          8892.35      28740.81      170059.82      227934.00
ADMINISTRATIVE, OFFICE                       125166.60         46586.72      49157.04      162776.59      383686.95
AUTO & TRUCK EXPENSE                         567837.05             0.00      97041.74      535845.33     1200724.12
TRAVEL                                       120133.26       -144869.55       2889.84      178815.60      156969.15
TELEPHONE                                     56412.69          9644.44       9637.12       63665.20      139359.45
UTILITIES                                     67996.07             0.00      13841.15       61190.59      143027.81
SELLING EXPENSE                                3232.00             0.00      13915.48       23051.40       40198.88
SHOP SUPPLIES EXPENSE                         12232.74             0.00       6452.64       29820.06       48505.44
MISCELLANEOUS                                 13805.51          3008.54      38052.75       28625.68       83492.48
OUTSIDE SERVICES & COLLECTION                 71899.33          6000.00     100219.73      -85782.35       92336.71
UTILITY MERCHANDISING,JOBBING                     0.00             0.00          0.00           0.00           0.00
UTILITY PLANT OPERATING EXPENS                    0.00             0.00      36564.20           0.00       36564.20
COMMITMENT FEE                                    0.00             0.00          0.00           0.00           0.00
                                            ----------      -----------   -----------    -----------    -----------
   TOTAL DEDUCTIONS                         4406772.99        417532.30    2823358.24     8382822.04    16030485.57
   INCOME TAXES                               51000.00        132000.00     375000.07     -123000.00      435000.07
                                            ----------      -----------   -----------    -----------    -----------
NET INCOME(LOSS)                              88682.17        216691.75     622355.05     -177009.35      750719.62
                                            ==========      ===========   ===========    ===========    ===========

